Non-Employee Director Compensation Summary

Annual Retainer
$25,000
$7,500 for serving as chair of the audit committee
$5,000 for serving as chair of any other committee
Retainers are payable in cash, restricted stock or restricted stock units, at the director's election.

Board and committee meeting fees
$1,000 per meeting

Initial equity award upon joining Board
1,500 shares

Annual equity award
2,300 shares

Principal Executive Officer Compensation Summary

2006 salaries for principal executive officers:

Name	Title	Salary
R. Halsey Wise	President and Chief Executive Officer	$600,000
R. Reid French, Jr.	Executive Vice President and Chief Operating Officer	400,000
Anthony Colaluca, Jr.	Executive Vice President and Chief Financial Officer	325,000
Benjamin Eazzetta	President, Intergraph Security, Government & Infrastructure	325,000
Gerhard Sallinger	President, Intergraph Process, Power & Marine	424,000*

* Mr. Sallinger's salary was set at 352,200 euros and translated to U.S. dollars.

Bonuses for 2005 performance paid to the named executive officers pursuant to the 2005 Cash Incentive Plan:

Name	Title	Bonus
R. Halsey Wise	President and Chief Executive Officer	$597,031
Larry J. Laster	Senior Vice President and Treasurer	217,137
R. Reid French, Jr.	Executive Vice President and Chief Operating Officer	235,231
William E. Salter	Executive Vice President	150,235
Gerhard Sallinger	President, Process, Power & Marine	300,526*

* Mr. Sallinger's bonus was set at 249,617 euros and translated to U.S. dollars.

The named executive officers also participate in the Company's 2006 Cash Bonus Plan and receive long-term incentive awards pursuant to the Company's shareholder approved equity incentive plans.

Additional Information

The foregoing information is summary in nature. Additional information regarding director and named executive officer compensation will be provided in the Company's proxy statement to be filed in connection with the 2006 annual meeting of shareholders.